EXHIBIT 99.2

CERTIFICATION PURSUANT TO

18 U.S.C §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Information Form of Dorel Industries Inc. (the “Company”) on Form 40-F for the period ended December 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jeffrey Schwartz, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

(Signed Jeffrey Schwartz)

Chief Financial Officer

May 30, 2003